Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

The following letter was mailed to stockholders of Anadarko Petroleum Corporation on July 24, 2019.

July 24, 2019

Dear Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Anadarko Petroleum Corporation, to be held on August 8, 2019. Your Board of Directors unanimously recommends you vote FOR the proposed merger with Occidental Petroleum Corporation.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Philip H. Peacock

Vice President, Deputy General Counsel,

Corporate Secretary and Chief Compliance Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitors:

INNISFREE M&A INCORPORATED,

TOLL-FREE at (877) 456-3524.

or

MORROW SODALI LLC,

at (203) 658-9400

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental filed a registration statement on Form S-4 on June 7, 2019, as amended on July 3, 2019, which included a preliminary proxy statement of Anadarko that also constituted a preliminary prospectus of Occidental. The registration statement was declared effective by the Securities and Exchange Commission (the “SEC”) on July 11, 2019, and Anadarko commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 11, 2019. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental are available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko are available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.